Exhibit 99.3

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

**VOTE ON INTERNET**
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time November 19, 2025.

**CONTROL #**

**VOTE BY EMAIL**
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the envelope we have provided.

**VOTE DURING THE VIRTUAL MEETING**
If you would like to vote during the meeting, please attend the Reconvened Extraordinary General Meeting of Shareholders, to be held virtually at:
**https://us04web.zoom.us/j/77902117467?pwd=Au5YTelfFwrnZDdJ0NasDEzH0EvM8F.1**
(passcode: 0f51nZ), on November 21, 2025 at 5:00 p.m. (Dubai Time).

**Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.**

**Reconvened Extraordinary General Meeting of Shareholders - Micropolis Holding Company**

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.**

**Proposal 1A:**
RESOLVED as a special resolution that subject to the proposed new name conforming with section 30 of the Companies Act (Revised) of the Cayman Islands, the Company change its name to "Micropolis AI Robotics", and that the board of directors of the Company be authorized to handle all actions as maybe required to effect the change of name of the Company.

☐ FOR ☐ AGAINST ☐ ABSTAIN

**Proposal 1B:**
RESOLVED as a special resolution that all references to the name "Micropolis Holding Company" as appearing in the Amended and Restated Memorandum of Association and Articles of Association of the Company be replaced with the new name "Micropolis AI Robotics".

☐ FOR ☐ AGAINST ☐ ABSTAIN

**Proposal 2:**
RESOLVED as an ordinary resolution that the chairperson of the reconvened extraordinary general meeting be directed to adjourn the reconvened extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1A and 1B.

☐ FOR ☐ AGAINST ☐ ABSTAIN

**Date** **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

# Micropolis Holding Company
# Reconvened Extraordinary General Meeting of Shareholders
# November 21, 2025 at 5:00 p.m. (Dubai Time)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**

I/We, ______________________________________________________________________________
Please Print Name(s)

of ______________________________________________________________________________
Please Print Address(es)

being (a) shareholder(s) of the Company with ______________ shares respectively hereby appoint
_________________________________________ of _________________________________________
or failing him/her
_________________________________________ of _________________________________________
or failing him/her the duly appointed chairman of the Reconvened EGM (the "Chairman") as my/our proxy to vote for me/us and on my/our behalf at the Reconvened Extraordinary General Meeting of the Company (the "Reconvened EGM") to be held on November 21, 2025 at 5:00 p.m. (Dubai Time) virtually at: https://us04web.zoom.us/j/77902117467?pwd=Au5YTelfFwrnZDdJ0NasDEzH0EvM8F.1 (passcode: 0f51nZ), and at any adjournment of the Reconvened EGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the Reconvened EGM as indicated.

**Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain in, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the Reconvened EGM.**

**Electronic Delivery of Future Proxy Materials:**

If you would like to reduce the costs incurred by Micropolis Holding Company materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings.

_________________________________ ☐

**PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE**
**(Continued and to be signed on Reverse Side)**